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                               August 22, 2023

       Alex Wu
       Chief Financial Officer
       NaaS Technology Inc.
       Newlink Center, Area G, Building 7, Huitong Times Square
       No.1 Yaojiayuan South Road, Chaoyang District
       Beijing, 100024
       The People   s Republic of China

                                                        Re: NaaS Technology
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 9, 2023
                                                            File No. 001-38235

       Dear Alex Wu:

               We have reviewed your August 9, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2023 letter.

       Response dated August 9, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 103

   1.                                                   We note your response
to comment 4. Item 16I(b) of Form 20-F states:    Also, any such
                                                        identified foreign
issuer that uses a variable-interest entity or any similar
                                                        structure [emphasis
added] that results in additional foreign entities being consolidated in the financial
statements of the registrant is required to provide the below disclosures for itself and its
consolidated foreign operating entity or entities.    Additionally, page 15 of
                                                        our Release No.
34-93701,    Holding Foreign Companies Accountable Act Disclosure,
                                                        clarifies that a
registrant should    look through a VIE or any structure [emphasis added]
                                                        that results in
additional foreign entities being consolidated in the financial statements of the registrant and
provide the required disclosures about any consolidated operating
 Alex Wu
NaaS Technology Inc.
August 22, 2023
Page 2
      company or companies in the relevant jurisdiction.    As previously
requested, please
      provide us with the information required by Items 16I(b)(2), (b)(3) and
(b)(5) for all of
      your consolidated foreign operating entities in your supplemental response.
      Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at
(202) 551-
3401 with any questions.



                                                            Sincerely,
FirstName LastNameAlex Wu
                                                            Division of
Corporation Finance
Comapany NameNaaS Technology Inc.
                                                            Disclosure Review
Program
August 22, 2023 Page 2
cc:       Shu Du
FirstName LastName